SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 30, 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated May 30, 2012

Press Release dated May 30, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: May 30, 2012

Eni sells 30% less one share stake in Snam to Cassa Depositi e Prestiti

Rome, May 30, 2012 - The Board of Directors of Eni SpA ("Eni") today approved the sale of 30% less one share of the outstanding shares of Snam SpA ("Snam") to Cassa Depositi e Prestiti SpA ("CDP"), and the essential terms and conditions related to the transaction.

As already announced to the market, Eni is hereby acting promptly in response to the Decree of the President of the Council of Ministers on May 25, 2012 (the "DPCM"), which set out the guidelines for the sale of Eni's stake in Snam. The DPCM has identified CDP as the appropriate entity to continue to provide stability to Snam’s shareholder base through the purchase of at least a 25.1% stake in the company.

Eni and CDP have reached a preliminary binding agreement based on a fixed price per Snam share of Euro 3.47 per share. A total consideration of Euro 3.517 billion is expected to be paid by CDP in three tranches: the first is to be paid at the closing of the transaction for a total amount of Euro 1.759 billion; the second is to be paid by December 31, 2012 for a total amount of Euro 879 million, and the third, for a total amount of Euro 879 million, is to be paid no later than May 31, 2013.

Starting from the date of the closing of the transaction until the date of payment, interest at the prevailing market rate will be accrued on the tranches which mature subsequent to the first tranche.
The closing of the transaction, which could occur on or after October 15, 2012, is expected to take place by the end of 2012 and is subject to certain conditions precedent, including, in particular, antitrust approval. Through this transaction, Eni will receive important financial resources that will fund the organic growth of its core E&P business.

With regards to Eni’s remaining stake in Snam, the Board of Directors have taken note of the provisions set out in the Decree, which requires the sale of the remaining stake,

following the closing of the transaction with CDP, to the market and institutional investors through transparent and non-discriminatory sale processes.

With regards to the transaction, pursuant to Article 2, letter a), ii) on the procedure adopted by Eni for transactions with related parties, CDP is a related party to Eni as it holds a stake in Eni which allows for a significant influence on the company.

According to Consob Regulation no. 17221 of March 12, 2010 and later additions, and to the above mentioned procedure, the sale is a significant transaction with related parties, as it is above the relevant thresholds applied to sale transactions.

The transaction has been approved by Eni’s Board of Directors following the endorsement of the Internal Control Committee on May 29, 2012. The Committee has been involved in the preliminary and negotiation phases of the transaction as it comprises both independent and unrelated administrators in accordance to Article 5 of the procedure adopted by Eni for transactions with related parties. The Internal Control Committee unanimously agreed that carrying out the sale is in the interests of Eni, and the sale conditions are fair and reasonable. The Committee has also received the support of an independent expert who has issued a fairness opinion on the transaction value.

The information paper related to significant transactions with related parties, which is drawn pursuant to Article 5 of the Consob Regulation no. 17221 of March 12, 2010, and the procedure for transactions with related parties adopted by Eni, will be provided as required by law.

Company contacts:

Investor Relations Phone: +39 02 520 51651
Press Office Phone: +39 02 52031875 - 06 5982398
Switchboard: +39 0659821
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +3980011223456
Switchboard: +39-0659821
investor.relations@eni.com
ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com

Web site: www.eni.com

Eni Board of Directors approves the cancellation of treasury shares and the restart of the buyback program

Rome, May 30, 2012 - Following the resolution on the sale of the stake in Snam, which strengthens the capital and financial structure of Eni and brings the company more closely in line with the major integrated oil companies, the Board has decided to take action with regards to the return of capital to shareholders. Along with the dividend policy the Board has introduced a new share buyback program, an effective and flexible tool to support value creation, in line with international best practice in the sector.

For this purpose, the Eni Board of Directors has agreed to convene and propose at the Extraordinary Shareholder Meeting the cancellation of 371,173,546 treasury shares, held and acquired under previous repurchase programs between 2000 and 2008, subject to the elimination of the nominal value of ordinary shares in circulation. The Extraordinary Shareholder Meeting, competent for the operation described above, will also be called to approve the amendments to Article 5.1 of the Eni Statute in order to eliminate the nominal value of shares and to change the number of shares pursuant to Article 2328, paragraph 2, no. 5), c.c.

Eni’s Board of Directors has also approved the calling of the ordinary shareholders meeting and the proposal to attribute a proxy to the Board for the recommencement of the program to purchase its own shares for a period of 18 months, up to a maximum of 363 million shares, representing approximately 10% of the share capital in circulation, for a maximum outlay of approximately six billion euros at a price not less than Euro 1.102 per share (unit value of Eni shares following the cancellation of treasury shares) and not more than 5% above the closing price recorded on the trading day preceding each purchase.

Once the approval of the shareholders meeting has been obtained, the Board will only initiate the program following the launch of the 2013-2016 Strategic Plan which is expected in the first quarter of 2013.
The purchases will be made in accordance with Article 144-bis, paragraph 1, lett. b) of Consob Regulation 11971/1999 and with the provisions that still apply, and then on regulated markets, according to the procedures established in the regulations of organization and management of markets.

Both shareholder meetings will take place in one sitting on July 16, 2012.

Company contacts:

Investor Relations Phone: +39 02 520 51651
Press Office Phone: +39 02 52031875 - 06 5982398
Switchboard: +39 0659821
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +3980011223456
investor.relations@eni.com
ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com

Web site: www.eni.com